UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 001-34370

Progressive Waste Solutions Ltd.
(Translation of registrant’s name into English)

400 Applewood Crescent
2nd Floor
Vaughan, Ontario L4K 0C3
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is incorporated by reference into all outstanding Registration Statements of Progressive Waste Solutions Ltd. filed with the U.S. Securities and Exchange Commission.

EXHIBIT LIST

Exhibit	Description

99.1	PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES ANNUAL GENERAL MEETING, INVESTOR AND ANALYST DAY AND PARTICIPATION IN UPCOMING INVESTOR CONFERENCES

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2014

Progressive Waste Solutions Ltd.

By:	/s/ William Chyfetz
	Name:	William Chyfetz
	Title:	Vice-President, Associate General Counsel and Secretary